Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR THE THIRD QUARTER OF 2009

AZOUR, Israel - November 17, 2009 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the third quarter ended September 30, 2009.

Highlights of the Quarter
—	A strong increase in net subscribers: a 16,000 increase to a record of 549,000 as of September 30, 2009;
—	Generated very strong operating cash flow of $12.5 million; ended the quarter with $70.6 million in net cash;
—	The Company won a tender for stolen vehicle recovery services for at least 50,000 vehicles installed over two years, with a leading Brazilian Insurance company, Sul America, and recently signed the agreement;

Third quarter Results
Revenues for the third quarter of 2009 reached US$32.0 million. This is 9% below revenues of US$35.2 million in the third quarter of 2008. Revenues grew by 13%, compared with revenues of $28.4 million in the prior quarter. 75% of revenues were from location based service subscription fees and 25% from product revenues.

Subscription fees grew by $0.4 million compared with the same period last year. This increase was reduced by approximately $3 million as a result of currency differences compared with that of last year (excluding this affect, the subscription fee would have grown by 15%). The increase in subscription fees was due to the increase in the subscriber base, which stood at 495,000 at the third quarter of last year.

Product revenues were $3.6 million below those of the same period last year, due to lower sales of products in Israel, the full switch to leasing rather selling the equipment in Brazil, and the relative strength of the US Dollar versus the Israel Shekel, Brazilian Real and Argentinean Peso in the current quarter, compared with that of a year ago.

Gross profit for the third quarter of 2009 was US$ 15.4 million (48.0% of revenues) compared with US$17.4 million (49.5% of revenues) in the third quarter of last year.

Operating profit for the third quarter of 2009 was US$6.5 million (20.2% of revenues) compared with an operating profit of US$7.4 million (21.0% of revenues) in the third quarter of 2008. The operating profit recorded in the third quarter of 2008 was the highest in Ituran’s history. Excluding the above-mentioned currency effects, operational profit would have been higher than that of the third quarter last year.

EBITDA for the quarter was $9.7 million (30.2% of revenues) compared to an EBITDA of $10.0 million (28.4% of revenues) in the third quarter of last year.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

A financial expense of US$0.7 million was recorded, and was primarily as a result of the depreciation of the US dollar against the Israeli shekel during the quarter, compared with the prior quarter. As of the end of the third quarter, the Company had transferred most of its cash holdings into Israeli shekels, its operating currency, and therefore fluctuations between currencies will have less effect on the financial income or expense, going forward.

Net profit was US$4.6 million in the third quarter of 2009 (14.4% of revenues), compared with a net profit of US$5.6 million (16.0% of revenues), as reported in the third quarter of 2008.

Fully diluted EPS in the third quarter of 2009 was US$0.22, compared with fully diluted EPS of US$0.27 in the third quarter of 2008, and fully diluted EPS of US$0.12 in the prior quarter.

Cash flow from operations during the quarter generated US$12.5 million. Approximately US$4 million of this was primarily a one-time tax refund.

As of September 30, 2009, the Company had a net cash position, including marketable securities and deposits, of US$70.6 million or $3.36 per share. This is compared with US$57.7 million or $2.75 per share on June 30, 2009.

Eyal Sheratzky, Co-CEO of Ituran said, “As the global economy stabilizes we are seeing acceleration in our progress, with strong sequential growth in our net subscribers and strong cash generation. In particular, we are seeing strong momentum in Brazil and the region has very much become the leading growth engine of our business. We won a tender for stolen vehicle recovery services, for at least 50,000 vehicles installed over two years with a leading Brazilian Insurance company, Sul America, and recently signed the agreement. This contract is a demonstration of our market leadership in Brazil, and provides us with increased visibility into our long-term growth.”

Continued Mr. Sheratzky, “Our continued strong results are a demonstration of the robust and profitable platform that we have built over the past few years. Our firmly established and growing customer base through its recurring revenue stream provides us with stability and strong cash generation. Over the long term, we aim to continue capitalizing on the inherent long-term operating leverage in our business, which is built on our stable core business and a growing base of subscribers.”

Conference Call Information

The Company will also be hosting a conference call later today, November 17, 2009 at 10am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
CANADA Dial-in Number: 1 866 485 2399
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

At: 10am Eastern Time, 7am Pacific Time, 5pm Israel Time

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

The call will also be webcast live from a link on the investor relations page at Ituran’s website at http://www.ituran.com.

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 549,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1200 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact

Udi Mizrahi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations

Ehud Helft
Kenny Green
ituran@gkir.com
GK Investor Relations
(US) +1 646 201 9246

** FINANCIAL TABLES TO FOLLOW **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of September 30, 2009

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of September 30, 2009

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2009	2008

Current assets

Cash and cash equivalents	53,257	12,511
Deposit in escrow	13,059	12,998
Investments in trading marketable securities	4,462	30,159
Accounts receivable (net of allowance for doubtful accounts)	24,666	26,729
Other current assets	6,685	5,487
Inventories	11,441	11,659

	113,570	99,543

Long-term investments and debit balances

Investments in affiliated companies	208	180
Investments in other companies	81	80
Available for sale marketable securities	-	2,988
Other assets	2,383	1,443
Loan to former employee	558	558
Deferred income taxes	5,951	6,544
Funds in respect of employee rights upon retirement	3,414	2,792

	12,595	14,585

Property and equipment, net	35,867	27,074

Intangible assets, net	5,422	6,967

Goodwill	9,833	9,730

Total assets	177,287	157,899

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2009	2008

Current liabilities

Credit from banking institutions	196	320
Accounts payable	12,208	11,642
Deferred revenues	5,928	4,821
Other current liabilities	18,763	16,333

	37,095	33,116

Long-term liabilities

Liability for employee rights upon retirement	5,287	4,747
Deferred income taxes	1,280	1,463

	6,567	6,210

Minority interest	3,461	3,124

Capital Notes	5,894	5,894

Total shareholders' equity	124,270	109,555

Total liabilities and shareholders' equity	177,287	157,899

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2009	2008	2009	2008

Revenues:
Location-based services	65,513	65,250	23,985	23,579
Wireless communications products	22,194	37,962	8,046	11,644

	87,707	103,212	32,031	35,223

Cost of revenues:

Location-based services	24,449	23,988	8,837	8,529
Wireless communications products	20,517	30,157	7,832	9,261

	44,966	54,145	16,669	17,790

Gross profit	42,741	49,067	15,362	17,433

Research and development expenses	275	307	95	107
Selling and marketing expenses	5,479	7,482	1,942	2,422
General and administrative expenses	19,540	20,802	6,867	7,534
Other expenses (income), net	(10)	3	-	(20)

Operating income	17,457	20,473	6,458	7,390

Financing income (expenses) , net	944	(5,433)	(666)	1,231

Income before taxes on income	18,401	15,040	5,792	8,621

Taxes on income	(5,335)	(5,107)	(1,029)	(2,637)

	13,066	9,933	4,763	5,984

Share in losses of affiliated companies, net	16	(22)	1	7
Minority interests in income of subsidiaries	(421)	(912)	(136)	(350)

Net income for the period	12,661	8,999	4,628	5,641

Earnings per share:
Basic	0.60	0.42	0.22	0.27

Diluted	0.60	0.42	0.22	0.27

Weighted average number of shares
outstanding (in thousands):
Basic	20,968	21,587	20,968	21,067

Diluted	20,977	21,596	20,977	21,075

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine months period ended September 30,		Three months period ended September 30,
(in thousands)	2009	2008	2009	2008

Cash flows from operating activities
Net income for the period	12,661	8,999	4,628	5,641
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	8,759	7,332	3,214	2,620
Exchange differences on principal of deposit and loan, net	68	72	516	(13)
Exchange differences on principal of marketable securities	(1,090)	(84)	(182)	8
Gain in respect of trading marketable securities	(306)	-	(306)	-
Increase in liability for employee rights upon retirement	484	514	187	169
Share in losses (gains) of affiliated companies, net	(16)	22	(1)	(7)
Deferred income taxes	358	(375)	914	(597)
Capital loses (gains) on sale of property and equipment, net	(10)	119	-	65
Minority interests in profits of subsidiaries, net	421	912	136	350
Decrease (increase) in accounts receivable	1,705	(1,550)	(227)	971
Decrease (increase) in other current assets	(1,848)	(1,624)	(1,367)	877
Decrease in inventories	355	1,157	2,690	852
Increase (decrease) in accounts payable	430	436	(1,315)	(1,011)
Increase (decrease) in deferred revenues	1,051	(375)	635	54
Increase in other current liabilities	2,242	2,672	2,972	1,172

Net cash provided by operating activities	25,264	18,227	12,494	11,151

Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net
of withdrawals	(589)	(400)	(237)	(137)
Capital expenditures	(10,933)	(11,394)	(5,181)	(3,946)
Deposit	(363)	(369)	(102)	(19)
Proceeds from sale of property and equipment	58	210	21	46
Investment in marketable securities	(34,649)	(1,780)	(4,159)	(20)
Sale of marketable securities	64,242	12,024	18,642	14
Investment in subsidiary	-	(354)	-	(354)
Proceeds from sale of subsidiary	-	(58,720)	-	-

Net cash used in investment activities	17,766	56,657	8,984	(4,416)

Cash flows from financing activities
Short-term credit from banking institutions, net	(128)	8,254	(170)	(4,988)
Dividend paid	(3,566)	(29,223)	-	-
Dividend paid to minority insert of a subsidiary	(169)	-	-	-
Purchase of shares from treasury	-	(24,087)	-	(1,994)

Net cash used in financing activities	(3,863)	(45,056)	(170)	(6,982)

Effect of exchange rate changes on cash and cash equivalents	1,579	7,644	1,953	(674)

Net increase (decrease) in cash and cash equivalents	40,746	37,472	23,261	(921)
Balance of cash and cash equivalents at beginning of period	12,511	28,669	29,996	67,062

Balance of cash and cash equivalents at end of period	53,257	66,141	53,257	66,141